



05041757

SEC   IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___03-01-04___ AND ENDING ___02-28-05___
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Capital Securities Corp

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     FIRM I.D. NO.

   400 Cleveland Street, 7th Floor, Clearwater, FL   33755

                                        (No. and Street)

RECEIVED

APR 2 0 2005

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__Kimberly A. Springsteen, President & CCO__   __727-938-5933/877-654-1500__
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Asher & Company, Ltd.__
                                 (Name – *if individual, state last, first, middle name*)

   1845 Walnut Street, Suite 1300, Philadelphia, PA   19103

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

        ☒ Certified Public Accountant

        ☐ Public Accountant

        ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 29 2005

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



ASHER
& COMPANY, LTD.

PLAN. PERFORM. PROSPER.

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION,
INDEPENDENT AUDITORS' REPORT AND
OTHER MATTERS

COMMONWEALTH CAPITAL
SECURITIES CORP.

FEBRUARY 28, 2005

Commonwealth Capital Securities Corp.



Business Consultants
Certified Public Accountants

PLAN. PERFORM. PROSPER.

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

Independent Auditors' Report

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

We have audited the accompanying statement of financial condition of **Commonwealth Capital Securities Corp.** as of February 28, 2005 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Commonwealth Capital Securities Corp.** as of February 28, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Asher & Company, Ltd.,
ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
April 11, 2005

2

Commonwealth Capital Securities Corp.

Statement of Financial Condition

February 28,		2005
Assets		
Cash	$	107,630
Prepaid expenses		12,541
Receivables from affiliates		37,122
Total Assets	**$**	**157,293**
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses – broker commissions	$	47,250
Accrued income taxes		11,000
Total Liabilities		**58,250**
Stockholder's equity		
Common stock, $1 par value		
Authorized 1,000 shares		
Issued and outstanding 50 shares		50
Additional paid-in capital		47,120
Retained earnings		51,873
Total Stockholder's Equity		**99,043**
Total Liabilities and Stockholder's Equity	**$**	**157,293**

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Operations

Year ended February 28,	2005
Revenues	
Commission	$ 1,484,700
Interest and other income	1,055
Total Revenues	1,485,755
Expenses	
Commission	1,336,230
Regulatory fees	12,380
Operating expenses	35,730
Total Expenses	1,384,340
Income before provision for income taxes	101,415
Provision for income taxes	11,000
Net Income	$ 90,415

See accompanying notes to financial statements

Commonwealth Capital Securities Corp.

Statement of Changes in Stockholder's Equity

	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance, March 1, 2004	50	$ 50	$ 56,480	$ (38,542)	$ 17,988
Capital distributions	—	—	(9,360)	—	(9,360)
Net income	—	—	—	90,415	90,415
Balance, February 28, 2005	50	$ 50	$ 47,120	$ 51,873	$ 99,043

See accompanying notes to financial statements.

Commonwealth Capital Securities Corp.

Statement of Cash Flows

Year ended February 28,		2005
Cash flows from operating activities		
Net income	$	90,415
Adjustments to reconcile net income to		
net cash provided by operating activities		
Changes in assets and liabilities		
Prepaid items		(12,541)
Other receivables		(34,000)
Accounts payable, Commonwealth Capital Corp.		(98)
Accrued expenses – brokers commissions		47,250
Accrued income taxes		11,000
Net cash provided by operating activities		102,026
Cash flows from financing activities		
Capital distributions		(9,360)
Net cash (used in) financing activities		(9,360)
Net increase in cash		92,666
Cash at beginning of year		14,964
Cash at end of year	$	107,630

During the year ended February 28, 2005, no amounts were paid for income taxes or interest.

See accompanying notes to financial statements.

1. Organization and Significant Accounting Policies

Organization

Commonwealth Capital Securities Corp. (the "Company") is a wholly owned subsidiary of Commonwealth of Delaware, Inc., which is a wholly owned subsidiary of Commonwealth Capital Corp. (the "Parent").

The Company has registered with the Securities and Exchange Commission as a broker-dealer pursuant to Section 17 of the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Company operates under the exemptive provisions of SEC Rule 15c3-3. The Company sells units of its affiliated partnerships through broker/dealer firms to their customers throughout the United States.

The Company does not hold funds or securities for, or owe any money or securities to, customers and does not carry amounts of, or for customers. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(i).

Cash

The Company considers all highly liquid investments with a maturity of three months or less to be cash. Cash is invested in a money market fund, which invests in Treasury obligations. Cash, at February 28, 2005, was held in the custody of one financial institution. At times, the balances may exceed federally insured limits. The Company mitigates this risk by depositing funds with a major financial institution. The Company has not experienced any losses in such account, and believes that it is not exposed to any significant credit risk.

1. Organization and Significant Accounting Policies (continued)

Commission/Broker Expense

Selling commissions are 8% of the partners' contributed capital and dealer manager fees are 1% of the partners' contributed capital. These costs have been deducted in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standard No. 109, *Accounting for Income Taxes*.

2. Transactions with Related Parties

Commission Revenue and Brokerage Fee Expense

The Company recognizes commission revenue and brokerage fee expense on an accrual basis based on the trade date of the underlying customer transactions.

The Company earns commission revenue of approximately 10% on sales of limited partnership units. The commission revenue for the year ended February 28, 2005 related to Commonwealth Income and Growth Private Fund I, an affiliated partnership.

Commonwealth Capital Securities Corp.

Notes to Financial Statements

---

2. Transactions with Related Parties (continued)	**Expenses**	

The Parent reimburses the Company for certain expenses paid by the Company. For the year ended February 28, 2005, the Parent reimbursed $5,000 to the Company. In addition, expenses incurred by the Parent in connection with the administration and operation of the Company may not be reimbursed directly to the Parent. The operating results or financial condition of the Company may have been significantly different had the companies been autonomous.

Receivables from Affiliates

At February 28, 2005, the Company has aggregate receivables from affiliates in the amount of $37,122, which consist of amounts due from Commonwealth Income and Growth Private Fund I ($34,000) and other affiliates ($3,122). The amount due from Commonwealth Income and Growth Private Fund I was fully collected on March 1, 2005.

3. Regulatory Net Capital Requirements

The Company is subject to the net capital rules of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15-to-1. At February 28, 2005, the Company's regulatory net capital, required regulatory net capital, and ratio of aggregate indebtedness to regulatory net capital were as follows:

Regulatory net capital	$	83,380
Required regulatory net capital	$	5,000
Ratio of aggregate indebtedness to regulatory net capital		0.7-to-1

Commonwealth Capital Securities Corp.

Notes to Financial Statements

---

4. Income Taxes

The Company is a member of a consolidated group for federal income tax purposes and files as a separate entity for state income tax purposes. Income taxes have been provided as though the Company were a taxpaying entity separate from the consolidated group of which it is a member.

The provision for income taxes for the year ended February 28, 2005 consists of current income taxes, and has been calculated using current statutory rates. Additionally, the current income tax provision for the year ended February 28, 2005 has been reduced by the net operating loss carryforward of $38,000, allocated to the Company from prior years.

5. Capital Distributions

During the year ended February 28, 2005, the Company returned contributed capital to its Parent in the form of distributions in the amount of $9,360.

SUPPLEMENTAL SCHEDULES

Commonwealth Capital Securities Corp.

Computation of Net Capital under Rule 15c3-1

February 28,		2005
Net capital		
Total stockholder's equity from statement of financial condition	$	99,043
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		12,541
Receivable from affiliates		3,122
Total non-allowable assets		15,663
Regulatory net capital	$	83,380
Computation of Basic Regulatory Net Capital Requirement		
Minimum regulatory net capital required	$	5,000
Excess regulatory net capital	$	78,380
Computation of aggregate indebtedness		
Accrued expenses	$	47,250
Accrued income taxes		11,000
Aggregate indebtedness	$	58,250
Ratio of aggregate indebtedness to regulatory net capital		0.7-to-1

Commonwealth Capital Securities Corp.

Reconciliation of the Computation
of Net Capital under Rule 15c3-1

February 28, 2005

Total Stockholder's equity according to Form X-17A-5	$	110,043
Audit adjustment – provision for income taxes		(11,000)
Total Stockholder's equity according to the audited financial statements	$	99,043

Reconciliation with Company's computation (included in Part II of form X-17A-5 as of February 28, 2005

Net capital, as reported in Company's Part II FOCUS Report (Unaudited)	$	94,380
Audit adjustment – provision for income taxes		(11,000)
Net capital according to audited financial statements	$	83,380

Commonwealth Capital Securities Corp.

Statement Regarding SEC Rule 15c3-3

February 28, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

OTHER MATTERS



Business Consultants
Certified Public Accountants

1845 Walnut Street, Suite 1300
Philadelphia, PA 19103-4796
215 564-1900 phone
215 564-3940 fax
www.asherco.com

Known Internationally as
Moore Stephens Asher & Company, P.C.

PLAN. PERFORM. PROSPER.

<u>Report on Internal Accounting</u>
<u>Control Required by SEC Rule 17a-5</u>

The Board of Directors
Commonwealth Capital Securities Corp.
Clearwater, Florida

In planning and performing our audit of the financial statements of **Commonwealth Capital Security Corp.** ("Company") for the year ended February 28, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, or in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, since the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14

The Board of Directors
Commonwealth Capital Securities Corp.



PLAN PERFORM PROSPER

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at February 28, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors', management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Asher & Company, Ltd.

ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
April 11, 2005

15